UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Norris, III, John W
   2140 Lake Park Blvd.
   Richardson,  Texas  75080-2254
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
4. Statement for Month/Year
   10/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security          2)Trans-    3.Trans-   4.Securities Acquired(A)    5)Amount of    6. Ownership   7)Nature of
                             action      action     or Disposed of (D)          Securities     Form: Direct   Indirect
                             Date        Code                  A                Beneficially   (D) or         Beneficial
                             (Month/                           or               Owned at       Indirect       Ownership
                             Day/Year)   Code V     Amount     D    Price       End of Month   (I)
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
Common Stock, par value      10/12/01    A(1) V     180       A     $9.28         279,164      Direct
$0.01 per share
Common Stock, par value                                                             2,882      Indirect       B.W.Norris Trust
$0.01 per share
Common Stock, par value                                                               990      Indirect       Daughter, Lily
$0.01 per share
Common Stock, par value                                                             1,958      Indirect       L.C. Norris Trust
$0.01 per share
Common Stock, par value                                                         2,621,406      Indirect(2)    Norris Family Ltd
$0.01 per share                                                                                               Partnership
Common Stock, par value                                                            16,132      Indirect       Son, Benjamin
$0.01 per share
Common Stock, par value                                                             9,537      Indirect       Son, William
$0.01 per share
Common Stock, par value                                                            16,807      Indirect       Spouse, Catherine
$0.01 per share
Common Stock, par value                                                             2,882      Indirect       W.H.Norris Trust
$0.01 per share


                                                                 1

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative     6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)    Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D         Date Exercisable  Expiration Date
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






Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                  8)Price       9)Number of   10)Ownership   11)Nature of
Security                       action    of Underlying                       of Deri-      Derivative    Form of        Indirect
                               Date      Securities                          vative        Securities    Derivative     Beneficial
                                                               Amount or     Security      Beneficially  Security: or   Ownership
                                                               Number of                   Owned at      Direct (D) or
                                         Title                 Shares                      End of Month  Indirect (I)

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

Explanation of Responses:

(1) Directors' Quarterly Stock Compensation

(2) The reporting person disclaims beneficial ownership of the securities held by the Norris Family Ltd. Partnership, except to the extent of his pecuniary interest in the securities.

 - Attorney-in-fact  pursuant to the power of attorney dated 4/20/01.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: John W. Norris, III
DATE 11/8/01